Filed by Cohen & Steers Global Income Builder, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under

the Securities and Exchange Act of 1934, as amended

Subject Company: Cohen & Steers Infrastructure Fund, Inc.

Commission File No. 333- 232396

November 19, 2019

URGENT

Re: Your Cohen & Steers Global Income Builder, Inc. investment

Dear Stockholder,

We have attempted to contact you regarding an important matter pertaining to your investment in Cohen & Steers Global Income Builder, Inc.

Please contact us immediately at 855-486-7901 Monday through Friday between the hours of 9:00am to 10:00pm Eastern Time.

This matter is very important and will take only a few moments of your time.

Broadridge Financial Solutions has been engaged by Cohen & Steers to contact you.

Thank you in advance for your assistance with this matter.

Sincerely,

Gina Balderas

Manager

Shareholder Services